Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated March 21, 2025, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of the Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional advisor immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

CHIMERIX, INC.

a Delaware corporation

at

$8.55 per share, payable in cash

Pursuant to the Offer to Purchase dated March 21, 2025

by

PINETREE ACQUISITION SUB, INC.

an indirect wholly owned subsidiary of

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, Inc., a Delaware corporation (“Chimerix”), in exchange for $8.55 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related tender offer materials, as each may be amended or supplemented from time to time, the “Offer”).

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Computershare (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON APRIL 17, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 4, 2025 (as it may be amended, supplemented or otherwise modified from time to time, we refer to as the “Merger Agreement”), among Chimerix, Jazz and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable (an in no event later than one business day) following Purchaser’s acceptance for payment all Shares tendered (and not validly withdrawn, as permitted under the Offer to Purchase) pursuant to the Offer (the date and time of such acceptance, the “Offer Acceptance Time”) and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Chimerix (the “Merger”) without a vote of the stockholders of Chimerix in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Chimerix continuing as the surviving corporation. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Chimerix, Jazz, Purchaser or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands appraisal of his or her Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest and subject to reduction for any applicable withholding taxes. As a result of the Merger, Chimerix will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Jazz. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition to the Offer (as defined below) and (iii) the Governmental Authority Condition to the Offer (as defined below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Jazz and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the Expiration Date. The “Regulatory Condition to the Offer” requires that any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has expired or been terminated. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer or the consummation of the Merger, and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of Chimerix has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Chimerix Board Recommendation”), in each case on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Jazz (to the extent waivable by Purchaser or Jazz) Purchaser may, in its discretion (and without the consent of Chimerix or any other person), extend the Expiration Date of the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension to permit such Offer Condition to be satisfied; (ii) Purchaser must extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; (iii) if, as of the then-scheduled Expiration Date, any Offer Condition (other than (x) the Offer Condition that Jazz and Purchaser have received a certificate executed on behalf of Chimerix by Chimerix’s Chief Executive Officer or Chief Financial Officer confirming that certain of the other Offer Conditions have been satisfied and (y) the Minimum Condition) is not satisfied and has not been waived by Purchaser or Jazz (to the extent waivable by Purchaser or Jazz), at the written request of Chimerix, Purchaser must extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (iv) if, as of the then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition that Jazz and Purchaser have received a certificate executed on behalf of Chimerix by Chimerix’s Chief Executive Officer or Chief Financial Officer confirming that certain of the other Offer Conditions have been satisfied) have been satisfied or waived, at the written request of Chimerix, Purchaser must, and Jazz must cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied. Notwithstanding the above extension options and obligations, in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in compliance with Section 8 of the Merger Agreement and (y) the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Chimerix.

Either Chimerix or Jazz may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment if the consummation of the Merger (the “Closing”) has not occurred in accordance with the terms of the Merger Agreement on or prior to midnight, Eastern Time, on September 4, 2025, which date will automatically be extended to December 4, 2025 if, as of midnight Eastern Time on September 4, 2025, all of the Offer Conditions other than the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of antitrust laws) are satisfied or waived (such date, as it may be automatically extended, the “End Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (solely in respect of any antitrust law)) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Chimerix, Jazz and Purchaser are not permitted to: (i) decrease the Offer Price in a manner adverse to any holder of Shares in the holder’s capacity as such, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer other than the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition to the Offer or the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law), (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Jazz or Purchaser to consummate timely the Offer, the Merger or any of the transactions contemplated by the Merger Agreement, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn, as permitted under the Offer to Purchase) pursuant to the Offer and (ii) promptly (and in any event within three (3) business days) after the Offer Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) if and when Purchaser gives oral or written notice to the Depository of its acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Jazz or Purchaser pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depository of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository. The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Shares tendered pursuant to the Offer may be withdrawn at any time until the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, pursuant to Section 14(d)(5) of the Exchange Act, may also be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Jazz, Purchaser, the Depository, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Chimerix has provided Jazz with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Chimerix and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. The term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source;

or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Accordingly, a U.S. Holder who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash pursuant to the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other related tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Jazz will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

March 21, 2025